EXHIBIT 99.1

CNEY Regains Compliance with Nasdaq Minimum Bid Price Requirement

LISHUI, China, February 2, 2024 /PRNewswire/ -- CN Energy Group. Inc.  (NASDAQ: CNEY) today announced that on February 2, 2024, it received notification from the Nasdaq Office of General Counsel stating that the Company had regained compliance with the bid price requirement as set forth in Listing Rule 5550(a)(2). As a result, the scheduled hearing before the Hearings Panel on March 26, 2024 had been canceled and the matter was closed. The Company's Class A ordinary shares will continue to be listed and traded on The Nasdaq Capital Market under the ticker "CNEY."

About CN Energy Group. Inc.

With patented proprietary bioengineering and physiochemical technologies, the Company has pioneered and specialized in producing high-quality recyclable activated carbon and renewable energy from abandoned forest and agricultural residues, converting harmful wastes into a valuable product and delivering significant financial, economic, environmental, and ecological benefits. The Company’s products and services have been widely used by food and beverage producers, industrial and pharmaceutical manufacturers, as well as environmental protection enterprises. For more information, please visit the Company's website at www.cneny.com.

Investor Relations Contact:

+86-571-87555823

ir@cneny.com